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Exhibit (m)(5)(i)

May 1, 2020

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Voya Variable Portfolios, Inc. ("VVPI") Class T
Amended and Restated Distribution Plan Adopted Pursuant to Rule 12b-1

Ladies and Gentlemen:

Voya Investments Distributor, LLC ("VID") hereby waives a portion of the distribution fee payable to VID under the Class T Shares Amended and Restated Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Class T Distribution Plan") by the Class T shares of Voya Global High Dividend Low Volatility Portfolio (formerly, Voya Global Equity Portfolio) ("Global HDLV Portfolio"), a series of Voya Variable Portfolios, Inc., in an amount equal to 0.15% per annum, computed based upon the average daily net assets attributable to Class T Shares of Global HDLV Portfolio, as if the distribution fee specified in the Class T Distribution Plan were 0.35%. By this letter, we agree to waive that fee for the period May 1, 2020 through May 1, 2021.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2020

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By: /s/ Andrew K. Schlueter____________

Andrew K. Schlueter

Vice President

Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Variable Portfolios, Inc.

By: /s/ Kimberly A. Anderson___________

Kimberly A. Anderson

Senior Vice President